Kulicke and Soffa Industries, Inc.	Exhibit 12
Fixed Charge Coverage Ratio Calculation
Dollars in thousands

	Fiscal Year Ended September 30,					Six Months Ended March 31, 2005
	2000	2001	2002	2003	2004	2005
Interest expense, including amortization of debt issuance costs	$7,699	$13,933	$18,687	$17,431	$10,466	$1,893
Portion of rental expense deemed to represent interest	1,075	2,302	3,881	3,724	2,529	1,324

Total Fixed Charges	$8,774	$16,235	$22,568	$21,155	$12,995	$3,217

Earnings before fixed charges:

Income (loss) from continuing operations before income tax	$148,413	$(77,547)	$(233,615)	$(46,402)	$64,078	$(11,688)
Equity in loss of joint ventures and minority interest	1,221	(352)	(10)	—	—	—
Fixed charges	8,774	16,235	22,568	21,155	12,995	3,217

Total earnings (loss) before fixed charges	$158,408	$(61,664)	$(211,057)	$(25,247)	$77,073	$(8,471)

Ratio of earnings to fixed charges(1)	18X	—	—	—	6X	—

(1)	We would have had to generate additional earnings of $77.9 million in fiscal 2001, $233.6 million in fiscal 2002, $46.4 million in fiscal 2003 and $11.7 million in the six months ended March 31, 2005 to achieve a ratio of 1:1.